UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENERAL ELECTRIC COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.06 Par Value

(Title of Class of Securities)

369604103

(CUSIP Number of Class of Securities)

Alexander Dimitrief, Esq.

Senior Vice President, General Counsel & Secretary

General Electric Company

3135 Eastern Turnpike

Fairfield, Connecticut 06828-0001

(203) 373-2211

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Howard Chatzinoff, Esq.

Jaclyn L. Cohen, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$20,776,036,947.93	$2,092,146.92

(1)	This valuation assumes the exchange of up to 705,270,833 shares of common stock, par value $0.001 per share, of Synchrony Financial for shares of common stock, par value $0.06 per share, of General Electric Company. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $28.71, the average of the high and low sale prices of General Electric Company common stock on the New York Stock Exchange on October 16, 2015 and (ii) 723,651,583, the maximum number of shares of General Electric Company common stock to be exchanged in the exchange offer (based on the indicative exchange ratio of 0.9746 in effect following the close of trading on the New York Stock Exchange on October 16, 2015, the last trading day prior to commencement of the exchange offer).
(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,092,146.92	Filing Party: Synchrony Financial
Form or Registration No.: Registration Statement on Form S-4 (No. 333-207479).	Date Filed: October 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by General Electric Company (“GE”), a New York corporation, with the Securities and Exchange Commission (“SEC”) on October 19, 2015, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed with the SEC on November 3, 2015 (as so amended, the “Schedule TO”). This Amendment relates to the offer by GE to exchange up to 705,270,833 shares of common stock, par value $0.001 per share (“Synchrony common stock”), of Synchrony Financial (“Synchrony”), a Delaware corporation, for shares of common stock, par value $0.06 per share (“GE common stock”), of GE, upon the terms and subject to the conditions set forth in the Prospectus, dated November 9, 2015 (the “Prospectus”) and the related Letter of Transmittal and instructions thereto (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Synchrony has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (Registration No. 333-207479) (as amended through the date hereof, the “Registration Statement”) to register the shares of Synchrony common stock offered in exchange for shares of GE common stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

For each share of GE common stock that is validly tendered and not validly withdrawn pursuant to the Exchange Offer and accepted by GE, GE will deliver 1.0505 shares of Synchrony common stock. Because the Exchange Offer will be subject to proration if the Exchange Offer is oversubscribed, the number of shares of GE common stock that GE accepts in the Exchange Offer may be less than the number of shares tendered by shareholders.

Based on the final exchange ratio, GE will accept for exchange approximately 671,000,000 shares of GE common stock upon consummation of a fully subscribed exchange offer.

On November 12, 2015, GE and Synchrony issued a press release announcing the final exchange ratio of the Exchange Offer, a copy of which is attached as Exhibit (a)(4)(xxiii) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(4)(ii)	Prospectus, dated as of November 9, 2015 (incorporated by reference to Synchrony Financial’s prospectus filed with the SEC pursuant to Rule 424(b)(3) on November 9, 2015).

(a)(4)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 19, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 19, 2015).

(a)(4)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 19, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 19, 2015).

(a)(4)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 20, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 20, 2015).

(a)(4)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 21, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 21, 2015).

(a)(4)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 22, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 22, 2015).

(a)(4)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 23, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 23, 2015).

(a)(4)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 26, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 26, 2015).

(a)(4)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 27, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 27, 2015).

(a)(4)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 28, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 28, 2015).

(a)(4)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 29, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 29, 2015).

(a)(4)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 30, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 30, 2015).

(a)(4)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 2, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 2, 2015).

(a)(4)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 3, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 3, 2015).

(a)(4)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 4, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 4, 2015).

(a)(4)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 5, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 5, 2015).

(a)(4)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 6, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 6, 2015).

(a)(4)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 9, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 9, 2015).

(a)(4)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 10, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 10, 2015).

(a)(4)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 11, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 12, 2015).

(a)(4)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 12, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 12, 2015).

(a)(4)(xxiii)	Press Release by General Electric Company announcing that GE has set the exchange ratio for its exchange offer dated November 12, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2015

GENERAL ELECTRIC COMPANY

By:	/s/ Brackett B. Denniston III
Name:	Brackett B. Denniston III
Title:	Senior Vice President

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Synchrony Financial’s Registration Statement on Form S-4 (Registration No. 333-207479), filed with the Securities and Exchange Commission on October 19, 2015 (the “Registration Statement”).

(a)(1)(ii)	Instruction Booklet to the Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(4)(i)	Press Release by General Electric Company, dated October 19, 2015 (incorporated by reference to General Electric Company’s Form 425 filing with the SEC on October 19, 2015).

(a)(4)(ii)	Prospectus, dated as of November 9, 2015 (incorporated by reference to Synchrony Financial’s prospectus filed with the SEC pursuant to Rule 424(b)(3) on November 9, 2015).

(a)(4)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 19, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 19, 2015).

(a)(4)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 19, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 19, 2015).

(a)(4)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 20, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 20, 2015).

(a)(4)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 21, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 21, 2015).

(a)(4)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 22, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 22, 2015).

(a)(4)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 23, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 23, 2015).

(a)(4)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 26, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 26, 2015).

(a)(4)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 27, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 27, 2015).

(a)(4)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 28, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 28, 2015).

(a)(4)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 29, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 29, 2015).

(a)(4)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 30, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on October 30, 2015).

(a)(4)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 2, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 2, 2015).

(a)(4)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 3, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 3, 2015).

(a)(4)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 4, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 4, 2015).

(a)(4)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 5, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 5, 2015).

Exhibit Number	Description

(a)(4)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 6, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 6, 2015).

(a)(4)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 9, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 9, 2015).

(a)(4)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 10, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 10, 2015).

(a)(4)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 11, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 12, 2015).

(a)(4)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 12, 2015 (incorporated by reference to General Electric Company’s Form 425 filed with the SEC on November 12, 2015).

(a)(4)(xxiii)	Press Release by General Electric Company announcing that GE has set the exchange ratio for its exchange offer dated November 12, 2015.

(a)(5)(i)	Form of Notice to Participants in the GE Retirement Savings Plan (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(h)(i)	Opinion of Weil, Gotshal & Manges LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).